Company Presentation August 2014 Filed by TriQuint Semiconductor, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: RF Micro Devices, Inc. Commission File No.: 000-22511 Date: August 11, 2014

Safe Harbor Forward Looking Statements This presentation contains forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding strong growth in mobile demand and RF content growth; and statements under "Outlook" regarding TriQuint's anticipated fourth quarter revenues, non-GAAP gross margin and diluted earnings per share for the fourth quarter and our bookings to anticipated revenue. These forward-looking statements are statements of management's opinion and are subject to various assumptions, risks, uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied in the statements herein or from historical results, due to changes in economic, business, competitive, technological and/or regulatory factors. More detailed information about risk factors that may affect actual results are set forth in TriQuint's reports on Form 10-K and 10-Q and other filings with the Securities and Exchange Commission. These reports can be accessed at the SEC web site, www.sec.gov. Except as required by law, TriQuint undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements. This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward- looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s shareholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements. It is not possible to predict or identify all risk factors and one should not consider the risk factors described in TriQuint's filings with the Securities and Exchange Commission to be a complete statement of all potential risks and uncertainties. * Where non-GAAP financial data is noted, please see http://invest.triquint.com/results.cfm for a GAAP to non-GAAP reconciliation. 2 © TriQuint Semiconductor, Inc.

Strategic Combination  Customers benefit from new scale advantages in manufacturing and R&D, as well as an aggressive roadmap of new products and technologies  Drive innovation at the heart of the mobile data ecosystem – from base station to mobile device – to deliver the industry’s most comprehensive portfolio of critical RF technologies to mobile and infrastructure customers  Greatly improved financial model with performance improving to best in class as synergies are realized 3 © TriQuint Semiconductor, Inc. Creating a New Leader in RF Solutions

# Comprehensive Product Portfolio

## Mobile

| Power Amplifiers | | | Filters | | | | Switch / Antenna | | | Wi-Fi |
|---|---|---|---|---|---|---|---|---|---|---|
| GaAs PA | Silicon PA | Envelope Tracking | SAW | TC-SAW | BAW | WLP | Switch | ASM | Antenna Tuning | Mobile |
| ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |

## Infrastructure & Defense

| GaN | Radar | | | Optical Drivers | | BTS | | CATV | Wi-Fi | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Foundry | GaN PA | Standard products | GaAs | SiGe | RX | TX | Amplifiers | PA | Filters |
| ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |

TriQuint
Reach Further • Reach Faster™

© TriQuint Semiconductor, Inc.
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* Non-GAAP metrics; assumes $150M in synergies across manufacturing costs and operating expenses; no revenue synergies are assumed as part of the transaction. Managing to a New Operating Model Metric Target Revenue Growth Greater than the Industry Gross Margin 45% Operating Expenses 20% Operating Margin 25% 5 © TriQuint Semiconductor, Inc.

TriQuint Overview

# Company Overview

| Technology Leadership | Large & Growing Markets | Financial Leverage |
|---|---|---|
| Broad product portfolio ▪<br>Technology innovator ▪<br>Integration leader ▪ | **$8-10 billion opportunity**<br><br>**10-15% CAGR** | ▪ 55%+ incremental margin<br>▪ Accretive product mix<br>▪ Improving profitability |

***Defense***
Drives technology research & product solutions



***Network Infrastructure***
Drives high-performance product portfolio

***Mobile Devices***
Volume drives scale, lowers costs & speeds innovation

TriQuint
Reach Further • Reach Faster™

© TriQuint Semiconductor, Inc.

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8 IDP: Infrastructure & Defense Network Infrastructure  Base station  Optical  Point-to-point radio Defense & Aerospace  Radar  Communications  Electronic warfare MD: Mobile Devices  Smartphones  Tablets  Internet of things 2013 Revenue by Market Mobile Devices 66% Network Infrastructure 21% Defense & Aerospace 13% Key Markets © TriQuint Semiconductor, Inc.

Focused on High Value Growth Opportunities B25 RX V al u e Growth High -20% Low 50% 2016 Estimated Size ($500M reference scale) 10% 0% -10% 20% 40% 30% MMPA Low Performance Amplifiers Commodity SAW Filters ASM / Switch WLAN Mobility Optical Small Cells 3G / 4G Base Station Radar WLAN Connectivity 2G Base Station PAD (PA + Duplexer) Discrete Premium Filters 9 © TriQuint Semiconductor, Inc.

Product Line Strategy 10 + + + Focus on LTE content expansion Deliver premium filters & high-efficiency, broadband amplifiers Enable dense RF integration with ultra small packaging + + + Multi-market focus on high value products Best in class GaN, GaAs & filter technology across full spectrum Unmatched technology breadth & strong customer relationships Mobile Devices Infrastructure & Defense © TriQuint Semiconductor, Inc.

MD Mobile Devices

Mobile Devices Overview 12 © TriQuint Semiconductor, Inc. $0 $2,000 $4,000 $6,000 $8,000 $10,000 2013 2014 2015 Mobile RF SAM 15% CAGR ($ in millions) Source: TriQuint  Comprehensive technology capabilities – All premium filters (SAW, TC-SAW & BAW) – High-efficiency, broadband amplifiers – Small & thin packaging (CuFlip™ and WLP) – Dense RF integration expertise  Proprietary high-volume manufacturing Differentiated strategy Business highlights  $7B+ total addressable market  15% growth due to RF content expansion  LTE band count driving premium filter growth  Integration requires system expertise & access to key components  Long standing customer relationships

13 © TriQuint Semiconductor, Inc. Typical 3G Regional LTE Global Roaming LTE SAW filters $1.25 $2.00 $2.25 TC-SAW filters $0.00 $0.50 $1.50 BAW filters $0.00 $1.50 $3.50 Total filter content $1.25 $4.00 $7.25 Amplifiers / switches / other $2.50 $3.50 $5.50 Total RF content $3.75 $7.25 $12.75 + Hypothetical RF Content in LTE Phones 40-50% CAGR 0 5 10 15 20 25 30 35 $0 $1,000 $2,000 $3,000 $4,000 2013 2014 2015 2016 2017 Premium Filters ($ in millions) SAM Avg. Filter Functions/ Phone Source: TriQuint Premium filters include BAW & TC-SAW Source: TriQuint; the values above are for illustrative purposes only, actual values vary by phone model, manufacturer, and other considerations.

14 © TriQuint Semiconductor, Inc. Band Count Driving Premium Filter Content 40-50% CAGR 0 25 50 75 1G 2G 3G 4G Total Worldwide Filter Functions (by Filter Technology) BAW TC-SAW SAW Source: TriQuint FDD bands = 2 filter functions (separate send & receive filter die) 0 5 10 15 20 25 30 35 $0 $1,000 $2,000 $3,000 $4,000 2013 2014 2015 2016 2017 Premium Filters ($ in millions) SAM Avg. Filter Functions/ Phone Band Count Expansion  Region specific bands  Backward compatibility  Growing LTE penetration  Carrier aggregation Premium Filter Growth  Crowded spectrum  Wi-Fi coexistence  Growing interference  Filters scale with band count Source: TriQuint Premium filters include BAW & TC-SAW

Solving 3G / 4G Filtering Challenges 15 © TriQuint Semiconductor, Inc. Band 3 LTE – FDD Duplexer Band 25 LTE – FDD Duplexer Band 2 WCDMA or LTE – FDD Duplexer Band 42 LTE – TDD Filter Band 43 LTE – TDD Filter 2.4 GHz Wi-Fi Filter 5 GHz Wi-Fi Filter Band 26 LTE – FDD Duplexer Band 13 LTE – FDD Duplexer Band 17/12 LTE – FDD Duplexer Band 8 WCDMA Duplexer Band 4 LTE – FDD Duplexer Band 1 WCDMA Duplexer Band 5 LTE – FDD Duplexer GSM Rx GPS SAW TC-SAW Com p le x it y RF Frequency Band 27 LTE – FDD Duplexer Band 29 LTE – FDD Filter Band 28 LTE – FDD Duplexer Band 40 LTE – TDD Filter BAW Asia Europe The Americas Band 8 LTE – FDD Duplexer Band 20 LTE – FDD Duplexer Band 23 LTE – FDD Band 30 LTE – FDD Band 38 LTE – TDD Filter Band 7 LTE – FDD Duplexer Band 41 LTE – TDD Filter

Advancing Dense RF Integration Amplifiers Filters Switches + + + + Laminates Other Controllers Proprietary CuFlipTM Interconnects Better performance with lower cost, size & height Differentiated Components In-house design & manufacturing of key module components Extensive Integration Expertise Coordinated supply chain, stable processes, RF module simulation Wafer Level Packaging Improved design flexibility, smaller size, lower height vs vs Die Die 16 © TriQuint Semiconductor, Inc.

IDP Infrastructure & Defense Products

IDP: Infrastructure & Defense Products 18 © TriQuint Semiconductor, Inc. $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 2013 2014 2015 Total IDP SAM 5% CAGR ($ in millions) Infrastructure Defense Source: TriQuint  Partner with the best in the industry – Radar, optical & base stations  Maintain technology leadership – Leverage Dept. of Defense funding to seed innovation – Support commercial markets with superior GaN & BAW  Increase pace of product development – Market shaping, differentiated products – Small acquisitions to supplement growth Differentiated strategy Business highlights  Over $2B+ addressable market  5-10% growth with 5-30% share  Highly fragmented market  Long product lifecycles

$0 $250 $500 $750 $1,000 $1,250 $1,500 2013 2014 2015 2016 Base Station SAM ($ in millions) 0 50 100 150 200 $0 $100 $200 $300 $400 $500 $600 $700 2013 2014 2015 2016 Transport SAM ($ in millions) Transceiver Units Sold Per Year 19 © TriQuint Semiconductor, Inc. Optical Transport LTE Rollout Driving Network Infrastructure Worldwide LTE infrastructure rollout  LTE infrastructure deployments are driving base station & optical products due to increasing bandwidth demands  100G being deployed for metro with 200G on the horizon for long haul optical networks  1.2 billion subscribers between China Mobile, China Unicom, and China Telecom  Potentially 600,000 to 800,000 4G base stations in China by the end of 2014* & Base Station * TriQuint estimate LTE Build-out Sources: TriQuint, Infonetics 8 - 10% CAGR

 Superior performing packaged RF  Comprehensive GaN / GaAs foundry & DoD accredited services  GaN innovator and leader in government- funded & industry R&D programs  Transition to products and away from non- strategic foundry driving revenue and margins Defense Market Defense: Enabling Next-Gen Battlefield & Space 20 © TriQuint Semiconductor, Inc. Defense & Aerospace solutions Top customers Source: TriQuint $0 $250 $500 $750 2013 2014 2015 Defense SAM ($ in millions) 3 - 5% CAGR 0 50 100 150 2011 2012 2013 New Products Defense Infrastructure

GaN: A Disruptive Technology  Manufacturing yields & reliability that equal or exceed more conventional semiconductor technologies  Amplifier cost & efficiency that support overall best value  Numerous products to support both defense & commercial markets  Broad range of processes that support 0-94GHz applications 21 © TriQuint Semiconductor, Inc. More Power Higher Efficiency Higher Temp Advanced R&D Wider Bandwidth Next-Generation Radars Communication Systems New Sensors New Missions 500 GHz / 500V per ns Electronic Warfare

# GaN Technology Enables World Class Products

- **Greater power**
- **Smaller size, fewer parts**
- **Higher efficiency**


TriQuint
TGS2351-SM

**40W GaN Switch**


TriQuint

**55W Power Transistor**


TriQuint

**30W Wideband GaN PA**


TriQuint

**20W Ku-Band GaN PA**

- **GaN replacing GaAs in defense & commercial applications**
  - TWTA market ~$600 million opportunity by 2015



- **Spatium™ Power Amplifiers**
  - TWTA upgrade / replacement
  - High reliability / long life
  - Compact form-factor
  - Scalable to other frequencies

TriQuint
Reach Further • Reach Faster™
© TriQuint Semiconductor, Inc.
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Financial Highlights

Improving Operating Model 24 © TriQuint Semiconductor, Inc. (1) Guidance as of 7/23/2014; guidance represents the mid-point of provided ranges. (2) 17.5M shares repurchased at $5.61 since Q2 2012; current authorization of $75m as of 2/5/2014. Non-GAAP $ in millions Full Year 2013 2014 Guidance (1) Mid-Term Targets Q3 Full Year Target Basis Revenue $893 $260 $983 Above Industry Growth Filter Growth Gross Margin % Revenue 33% 44% > 40% 55% Incr. Margin Accretive Mix Cost Reductions Operating Exp. % Revenue $277 31% $70 27% N/A < 25% Sales > OpEx Growth Op. Inc. / (Loss) % Revenue $19 2% N/A N/A > 15% Leverage + Contained OpEx EPS Non-GAAP $0.09 $0.24 N/A EPS > Sales Growth Share Buyback(2) Low Tax Rate

# Improving Gross Margin & Lower OpEx



Product Mix + Yield + Scale
Actively replacing ~ $100M of non-strategic foundry & low margin mobile revenue during 2014 with premium filter based products; factory yield improvements and increased manufacturing scale
$20M of Cost Reductions
$8M annual depreciation related to equipment write-off and $12M annual direct cost reductions taken in Q4-13
Gross Margin %
> 500 bps
Improving Mix + Yield + Scale
200 bps
Cost Reductions
30.7%
FY 2012
33.2%
FY 2013
> 40%+
FY 2014 Target
Industry Leading Margins

TriQuint
Reach Further • Reach Faster™

© TriQuint Semiconductor, Inc.

25

# Summary

- **Mobile creates compound, multi-year growth opportunity**
  - LTE transition driving higher RF content per phone
  - Crowded spectrum & carrier aggregation demand premium filters
  - Dense RF integration favors comprehensive solution providers
- **Networks & Defense add stability & diversification**
  - Long product life cycles
  - High barriers to entry & healthy margins
  - Broad portfolio of highly differentiated products
- **Technology sustains competitive advantage**
  - Proprietary premium filters (BAW & TC-SAW)
  - Advanced packaging – CuFlip™ & WLP
  - Industry leading GaAs and GaN processes
- **Rapid financial improvement**
  - Accretive product portfolio management (less discrete GaAs, more filters)
  - 55% incremental margin
  - Gross margin to improve > 700 bps year on year

TriQuint
Reach Further • Reach Faster™
© TriQuint Semiconductor, Inc.
26

Important Legal Disclosures Forward-Looking Statements This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s shareholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements. No Offer or Solicitation This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 27 © TriQuint Semiconductor, Inc.

Important Legal Disclosures Additional Information and Where to Find It In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”), which was declared effective on July 30, 2014 and which includes a registration statement and a prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The Registration/Joint Proxy Statement contains important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Participants in the Solicitation RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC. 28 © TriQuint Semiconductor, Inc.